Exhibit 99.1

FOR IMMEDIATE RELEASE

July 25, 2006

NOVA Chemicals announces reduction of solid polystyrene capacity and fixed costs in Europe

Pittsburgh, PA – NOVA Chemicals Corporation today announced continued progress toward a target of $60 million per year in joint venture synergies by the end of 2007, with the announced closure of NOVA Innovene’s Carrington, UK, solid polystyrene facility. NOVA Chemicals will receive 50 percent of the benefit of total joint venture synergies.

The Carrington facility closure, announced today in a news release issued by NOVA Innovene, will remove approximately six percent of European solid polystyrene capacity and reduce NOVA Innovene’s fixed costs by approximately U.S. $14 million per year. Production at the Carrington solid polystyrene facility, which has rated capacity of 396 million pounds (180 kilotonnes) annually, is scheduled to cease in October 2006.

NOVA Chemicals will take a non-cash asset write-down of approximately U.S. $35 million after-tax in the third quarter of 2006 related to the facility closure. In addition, the joint venture will accrue an estimated U.S. $16 million in the third quarter for closure and severance costs, of which NOVA Chemicals’ share will be $8 million. In total, NOVA Chemicals will record a charge of approximately $43 million after-tax in the third quarter of 2006.

NOVA Innovene is the 50:50 European styrenic polymers joint venture between NOVA Chemicals and INEOS.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. We work with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

For more information about NOVA Innovene, visit www.nova-innovene.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

Forward-looking Information

The information in this news release contains forward-looking statements, including the statements that NOVA Chemicals will take a non-cash asset write-down of approximately U.S. $35 million after-tax in the third quarter of 2006 related to the NOVA Innovene joint venture’s plans to close its Carrington, UK solid polystyrene plant; the joint venture will accrue approximately U.S. $16 million in the third quarter for closure and severance costs, of which NOVA Chemicals’ share will be $8 million; the planned closure of the Carrington solid polystyrene plant supports NOVA Innovene’s plans to deliver at least $60 million per year in improvements from synergies by the end of 2007; and production at NOVA Innovene’s Carrington solid polystyrene facility is scheduled to cease in October 2006. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include:  the nature and timing of NOVA Innovene’s announced closure of its Carrington solid polystyrene facility; the quantification and timing of any write-down to be taken by NOVA Chemicals as a result of the announced closure, realizing synergies and cost savings targets; uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.